Exhibit 1

By Fax and FedEx

October 31, 2018

Mr. Andres Lopez

President and Chief Executive Officer

Owens-Illinois, Inc.

One Michael Owens Way

Perrysburg, OH 43551

Dear Andres:

As one of your largest shareholders, we have constructively engaged with you to identify and execute on ways to enhance and accelerate shareholder value for all. In our September 13th letter (see attached), we outlined our proposal to sell the European business, using the expected $3.2-$3.8 billion in proceeds to retire half of your debt and repurchase 40-50 million shares.

Following continued poor share price performance and your lack of action on our September letter, we now are re-iterating our request for you to engage a top-level financial advisor to evaluate our proposal. The advisor should also explore any alternative shareholder value enhancing proposal, including any legitimate approaches by strategic or financial buyers interested in the entire company.

We urge you and the board to do what is right for all shareholders and pro-actively take steps to unlock value as we have proposed.

Sincerely,

/s/ Alex Roepers

Alex Roepers

President and CIO

Cc: Mrs. Carol A. Dudley-Williams, Chairman of the Board of Directors